January 7, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Melissa Raminpour, Branch Chief

Re:	Hawaiian Holdings, Inc.
Form 10‑K for the Year Ended December 31, 2014
Filed February 9, 2015
Form 8-K dated October 19, 2015
File No. 001‑31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated December 22, 2015 (the “Comment Letter”) relating to the above referenced filings. We have repeated the comment contained in the Comment Letter before our response.

Form 8-K furnished October 9, 2015

1.
We note that in the bullet points highlighted at the top of your press release, you disclose adjusted pre-tax margin. Please revise to disclose, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP, presumably pre-tax margin. See guidance in Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Company Response:

In response to the Staff’s comment, the Company will, in future filings, provide equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with Generally Accepted Accounting Principles (GAAP) whenever providing non-GAAP financial measures, in accordance with Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

U.S. Securities and Exchange Commission
January 7, 2016

* * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
We appreciate the Staff’s comment and request that the Staff contact Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (808) 835-3700 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Shannon L. Okinaka
Shannon L. Okinaka
Executive Vice President, Chief Financial Officer, and Treasurer

cc:     Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew Soucheray, Ernst & Young LLP